UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                            (Amendment No. _______)*

Blue Zone, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

096084108
(CUSIP Number)

     Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 6)



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Page 7 of 6




1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Millennium Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,800,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,800,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,800,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.3%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a).        Name of Issuer:

         Blue Zone, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         329 Railway Street, 5th Floor
         Vancouver, British Columbia
         Canada V6A 1A4

Item 2(a).        Name of Persons Filing:

         The name of the person filing this statement on Schedule 13G is Millennium Partners, L.P., a Cayman Islands ("Filing Person"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management") whose managing member is Israel A. Englander ("Englander"), and Englander (Cayman Islands) Limited, a Cayman Islands exempted company ("ECIL")are the general partners of the Filing Person. Both Millennium Management and ECIL are controlled by Englander. Each of Millennium Management, Englander and ECIL expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

FILING PERSON

         The business address of the Filing Person is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

MILLENNIUM MANAGEMENT

         The business address of Millennium Management is 666 Fifth Avenue, New York, New York 10103.

ENGLANDER

     The business address of Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

ECIL

     The business address of ECIL is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.



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Item 2(c).        Citizenship:

         Cayman Islands.

Item 2(d).        Title of Class of Securities:

         Common Stock (the "Common Stock")

Item 2(e).        CUSIP Number: 096084108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ]   Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   1,800,000 shares of Common Stock.

          (b)      Percent of class:

                   7.3% (based on 24,539,350 total outstanding shares of Common Stock [the sum of (i) 22,244,817 outstanding shares (as of December 1, 2000) and (ii) 2,294,533 shares issued to the Filing Person and others on December 20, 2000)].


          (c)      Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                        1,800,000 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        0

                   (iii) Sole power to dispose or to direct the disposition of

                        1,800,000 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                        0

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a) above.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: December 21, 2000

                           MILLENNIUM PARTNERS, L.P.


                            By:     /s/ Terry Feeney
                                ---------------------------------------
                                  Terry Feeney
                                    Chief Administrative Officer